NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	January 28, 2021

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. KXI SUSPENSION DEVELOPMENT PROJECT

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) wishes to provide a progress report on the KXI Suspension Development Project (the "KXI project") given the negative effects of the COVID-19 pandemic on general business development ambitions and resources.

Kelso operates the KXI project through the Company's wholly owned subsidiary KIQ X Industries ("KIQ").  As part of a scheduled management succession plan in 2021 the Company has appointed Mr. Chris Stewart to act as the President of KIQ.  As part of an orderly transition, Mr. Stewart replaces James R. Bond, who will remain as Chief Executive Officer of KIQ.  Mr. Stewart will assume executive authority and responsibility for all aspects of the KXI project.  Mr. Stewart has served as the General Manager of KIQ for several years and has been a key developer of the strategic business model for the KXI project.

The focus of KIQ is to develop advanced transportation technologies that provide for safer, more efficient and environmentally responsible wilderness operations.  KXI is a new pioneer brand (WILDERTEC™) initiated by Kelso to service the niche industry of wilderness transportation technologies.  The Company's goal is to utilize well established automotive engineering practices to solve the challenges of extreme wilderness terrain travel and create opportunities and efficiencies for both industry and public service customers.

The Company's Phase-One "proof-of-concept" KXI (prototype) included inventor's innovations, engineered production component parts, their fabrication tooling and installation of the mechanical KXI components on a light duty "host" vehicle.  The prototype has been mostly completed, tested and performance requirements determined with design specifications still to be dimensioned in the areas of user interface and automation functions.  Once completed these design advancements should ensure that KXI attains complete compliance with the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States enabling initial commercial fleet sales viability.

Third party wilderness experts have confirmed that the Company's "proof-of-concept" KXI is unique with a good market potential.  They confirm that a new non-serviced market exists and is worth pursuing.  KXI performs well off road and should allow users to get to wilderness terrain safely with less human fatigue.  It demonstrates better wilderness performance than any other known vehicle and has low environmental impact on the ground.

KIQ can now begin to scale KXI to a heavy duty host vehicle which represents a larger more accessible commercial market opportunity.  This strategic direction is expected to have lower R&D costs because of better transmissions, diesel options, better payload and tougher durability.  The Company's KXI engineering group includes professional automotive engineers, software and regulatory experts who will push toward final design specifications.  The Company's goal is to ensure the KXI vehicle provides complete compliance to all federal standards and regional regulations including warranty support from KIQ and host vehicle OEMs.  The Companys experts confirm that there are regulatory advantages to pursue the development of a heavy duty vehicle and that development is underway.

James R. Bond, CEO of the Company states that; "The Company's original plans in 2020, before the negative impacts of the COVID-19 pandemic became reality, were to take KXI to the final commercial design specifications, regulatory approvals and revenue generation.  Due to many challenging variables and R&D discoveries the Company was unable to complete the regulatory approved commercial "blueprint" for the first product offerings as originally scheduled.  Given that current COVID-19 uncertainties continue to be problematic and unpredictable, the Company is carefully revising its R&D objectives and schedules.  The Company remains optimistic about the long term prospects for KXI but the Company has had to delay "pilot" production operations and marketing initiatives for the time being."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  Our reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the further advancement of user interface and automation functions should ensure that KXI attains complete compliance with the Canadian Motor Vehicle Safety Standards as well as the Federal Motor Vehicle Safety Standards in the United States enabling immediate commercial fleet sales viability; that our "proof-of-concept" KXI is unique with good market potential;  that KIQ can now begin to scale KXI to a Heavy Duty host vehicle as this represents a larger more accessible commercial target market opportunity; that our strategic direction is expected to lower R&D costs because of better vehicle transmissions, diesel options, better payload and tougher durability; and that we remain optimistic about the longer term prospects for KXI but we have had to delay "pilot" production operations and marketing initiatives until a later date.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that we may be unable to successfully complete the requirements of the Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States to gain full  approval for our KXI products; that the risk that testing for the safety regulations for Canadian Motor Vehicle Safety Standards and the Federal Motor Vehicle Safety Standards in the United States may be delayed or cancelled; that the Company's KXI may not provide the intended economic or operational advantages to customers; that we may be unable to grow and sustain anticipated revenue streams because of competition or limited interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; costs of production may increase affecting our profitability and the economic viability of KXI; we may have to incur debt to keep up with costs and/or technological or product development expenses; our intellectual properties in KXI may be challenged and our KXI may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com